Exhibit 99.1

PRESS RELEASE

BROOKFIELD COMPLETES C$300 MILLION PREFERRED SHARE ISSUE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

Brookfield, September 13, 2017 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced the completion of its previously announced Class A Preference Shares, Series 48 issue in the amount of C$300,000,000. The offering was underwritten on a bought deal basis by a syndicate led by CIBC Capital Markets, RBC Capital Markets, Scotiabank and TD Securities Inc.

The Preferred Shares, Series 48 were issued at a price of C$25.00 per share, for gross proceeds of C$300,000,000. Holders of the Preferred Shares, Series 48 will be entitled to receive a cumulative quarterly fixed dividend yielding 4.75% annually for the initial period ending December 31, 2022. Thereafter, the dividend rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%. The Preferred Shares, Series 48 will commence trading on the Toronto Stock Exchange this morning under the ticker symbol BAM.PF.J. The Preferred Shares, Series 48 may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with over US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications and Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com